Exhibit (d)(5)

EXCLUSIVITY AGREEMENT

This Exclusivity Agreement (the “Agreement”), dated as of the last date set forth below, is by and among A.C. Moore Arts & Crafts, Inc., a Pennsylvania corporation (the “Company”) and Sbar’s, Inc., a New Jersey corporation (“Sbar’s”).

WHEREAS, the Company and Sbar’s have entered into discussions regarding the possible acquisition of the Company by Sbar’s (or with an affiliate thereof) as initially described in Sbar’s bid letter, dated May 12, 2011, (the “Bid Letter”) and its accompanying proposed Agreement and Plan of Merger (the “Proposed Merger Agreement”).

NOW THEREFORE, in consideration of the Company and Sbar’s expending time and other resources negotiating and documenting definitive terms and agreements, the parties, intending to be legally bound, hereby agree as follows;

1.	Consideration, Documentation and Structure. This Agreement is intended to confirm the respective interest of the Company and Sbar’s in pursuing a potential business combination pursuant to which Sbar’s would acquire all of the outstanding common stock of the Company pursuant to an all-cash tender offer for $2.00 per share in cash, followed by a back-end merger in which the Company would be merged with and into a wholly-owned subsidiary of Sbar’s (“Merger Sub”) pursuant to the Bid Letter and the Proposed Merger Agreement (the “Proposed Transaction”).

2.	Timing. The Company and Sbar’s will, after the execution of this Agreement, seek to negotiate a definitive Agreement and Plan of Merger (the “Merger Agreement”), in form and substance substantially similar to the Proposed Merger Agreement, and the associated documents and requisite securities filings with respect to the Proposed Transaction and Sbar’s will complete its business, financial, accounting, legal and tax due diligence of the Company (the “Due Diligence”) by the expiration of the Exclusivity Period (as defined below).

3.	Financing. Sbar’s represents, warrants and covenants that (a) it has obtained all necessary internal Board and shareholder approvals to consummate the Proposed Transaction, (b) Wells Fargo Bank, N.A. (“Wells”) has provided Sbar’s with initial documentation supporting the debt requirements of the Proposed Transaction, (c) Wells personnel have advised Sbar’s that Wells will deliver to Sbar’s within the next 20 calendar days letters of financing commitment for an amount equal to the entire consideration, costs and expenses for the Proposed Transaction, in excess of the equity financing to be provided by Sbar’s (or an affiliate thereof) in support of the Proposed Transaction, in terms and substance of a type that nationally recognized financial institutions normally provide at the time of execution of a merger agreement similar to the Proposed Merger Agreement for transactions similar to the Proposed Transaction (together with all fee letters, term sheets, exhibits, schedules and amendments thereto, the “Commitments”), and (d) Sbar’s will deliver within one calendar day to the Company a complete copy of the Commitments upon Sbar’s receipt of the Commitments from Wells.

4.	Exclusivity and No Shop. To allow the parties time to negotiate the Merger Agreement and Sbar’s time to complete its Due Diligence, for a period through September 15, 2011 (such period, the “Exclusivity Period”), the Company shall not, nor shall it permit any of its subsidiaries to, nor shall it authorize or permit any affiliate, officer, director or employee of, or any investment banker, attorney or other advisor or representative (collectively, “Representatives”) of the Company or any of its subsidiaries to, (a) solicit or initiate, or knowingly encourage or facilitate, directly or indirectly, the submission of any proposal related to the acquisition of the Company, or substantially all of the Company’s assets or business, whether directly or indirectly, through stock purchase, asset purchase, merger, consolidation, or otherwise (an “Acquisition Proposal”) by any individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, governmental entity, other entity or group (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) other than Sbar’s or any affiliates thereof (a “Third Party”), (b) directly or indirectly participate in discussions or negotiations (other than to indicate that the Company is not presently in a position to engage or to continue to engage in such discussions or negotiations) regarding, or furnish to any Third Party information with respect to, or facilitate the making of any proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, or (c) enter into any agreement with respect to any Acquisition Proposal with any Third Party. In addition, the Company shall notify Sbar’s regarding any contact during the Exclusivity Period between the Company and/or any affiliate or Representative, and any Third Party, regarding any such inquiry or proposal within 48 hours of the Company’s or Representative’s receipt or awareness thereof and unless prohibited by the terms of any outstanding confidentiality agreement, shall provide (x) the material terms of such Acquisition Proposal (including the identity of the Third Party proposing the Acquisition Proposal), and (y) a copy of such Acquisition Proposal to Sbar’s if such proposal is in writing (including any email or facsimile thereof). Notwithstanding the foregoing in this Section 4, nothing contained in this Agreement shall prohibit the Company from taking any action otherwise prohibited in this Agreement regarding (each of the following referred to as a “Superior Proposal”) an unsolicited tender offer or exchange offer or business combination or other Acquisition Proposal that the Board of Directors of the Company believes in good faith, after consultation with its financial advisor and outside legal counsel, would reasonably be expected to result in a transaction more favorable to the shareholders of the Company than the Proposed Transaction. Such actions shall include, but are not limited to, early termination of the Exclusivity Period. If the Company first abandons the Proposed Transaction to pursue a Superior Proposal, Sbar’s shall be entitled to the reimbursement fees set forth in Section 7(a).

5.	Confidentiality.

(a)	The confidentiality agreement dated as of April 4, 2011, between Janney Montgomery Scott LLC, on behalf of the Company, and Sbar’s (the “Confidentiality Agreement”) will continue in full force and effect pursuant to the terms thereof.

(b)	Until the second anniversary of this Agreement, the Company hereby agrees that it and its Representatives will keep confidential and that neither the Company nor its Representatives will disclose the Confidential Information (as defined below) in any manner whatsoever, except as may be required by applicable law or by obligations pursuant to any agreement with any national securities exchange or automated quotation system, in which case the party proposing to disclose such Confidential Information shall use commercially reasonable efforts to consult with Sbar’s before making any such disclosure. For purposes of this Agreement, Confidential Information shall include any information provided to the Company or its Representatives by or on behalf of Sbar’s or its potential financial partners (including its lenders), as well as the fact that such information was made available, that discussions or negotiations are or were taking place concerning a Proposed Transaction (including the status thereof), and all notes, analyses, compilations, studies, interpretations or other documents prepared by the Company or its Representatives that contain, reflect or are based upon in whole or in part, the information furnished to the Company or its Representatives pursuant hereto or otherwise in connection with the Proposed Transaction. Upon the date either party hereto notifies the other of its intention to terminate negotiations with respect to the Proposed Transaction, the Company and its Representatives shall promptly return to Sbar’s any Confidential Information. Notwithstanding the foregoing, the Company shall, however, be allowed to retain one copy of all documents provided to the Company and its Representatives and one copy of all other Confidential Information prepared by the Company or its Representatives to comply with document retention/archival policies. The term “Confidential Information” does not include information which (i) is or becomes generally available to the public other than as a result of a disclosure by the Company or its Representatives, (ii) was within Company’s possession prior to its being furnished to the Company by or on behalf of Sbar’s or its potential financing partners pursuant hereto, (iii) becomes available to the Company on a non-confidential basis from a source other than Sbar’s or its potential financing partners; or (4) is independently developed by the Company.

6.	Access. The Company shall afford Sbar’s and its Representatives access to the Company, its executive officers, contracts, books and records, and all other relevant information pursuant to the terms of the Confidentiality Agreement.

7.	Reimbursement Fees.

(a)	If at any time prior to September 15, 2011, the Company first abandons negotiation with Sbar’s with respect to the Proposed Transaction, the Company hereby agrees to reimburse Sbar’s for: (A) 100% of its reasonable third party costs and expenses incurred from May 1, 2011 in connection with the Due Diligence and the negotiation and drafting of documents related to the Proposed Transaction (the “Buyer Transaction Expenses”) up to $300,000; and (B) 50% of the Buyer Transaction Expenses above $300,000 and less than $400,000; plus $200,000 as additional reimbursement for the time and expense of the management of Sbar’s.

(b)	If, prior to September 15, 2011, either the Company or Sbar’s decides that it wishes to abandon negotiation with the other with respect to the Proposed Transaction, the Company or Sbar’s, as appropriate, will promptly inform the other party of that decision and any amounts due under this Section 7 shall be paid to Sbar’s within one business day of the termination of the negotiations.

8.	Miscellaneous.

(a)	Entire Agreement; Modification. This Agreement and the Confidentiality Agreement constitute the entire agreement between the parties, and supersede all prior oral or written agreements, understandings, representations and warranties and courses of conduct and dealing between the parties on the subject matter hereof. This Agreement may be amended or modified only by a writing executed by the Company and Sbar’s.

(b)	Waiver. Neither the failure nor any delay by any party in exercising any right under this Agreement will operate as a waiver of such right, and no single or partial exercise of any such right will preclude any other or further exercise of such right or the exercise of any other right.

(c)	Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect.

(d)	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York regardless of the law that might otherwise govern under applicable principles of conflicts of law thereof.

(e)	Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or electronic transmission), each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

(f)	No Obligation to Enter into Proposed Transaction; Expiration. This Agreement constitutes the legally binding and enforceable obligations of the parties and their respective successors and assigns with respect to the provisions hereof; provided, however, that nothing contained herein will give rise to any legally binding obligations on the part of either the Company or Sbar’s to enter into any definitive agreement relating to the Proposed Transaction or to consummate the Proposed Transaction, and no action, course of conduct, or failure to act relating to the negotiation of the terms of the Proposed Transaction or any definitive agreement related thereto will give rise to or serve as the basis for any obligation or other liability on the part of the Company or Sbar’s. Without limiting the foregoing, each of the Company and Sbar’s agree that it will never institute any action or suit at law or in equity against one another by reason of any claim relating to the failure or refusal of either party hereto to negotiate or execute a definitive acquisition agreement with respect to the Proposed Transaction or by reason of any claim relating to the failure or refusal of the management or Board of Directors of either party to approve or authorize a definitive acquisition agreement with respect to the Proposed Transaction for any reason.

Sbar’s, Inc.

By:	/s/ Adolph J. Piperno
Adolph J. Piperno, President

Date:	July 28, 2011

A.C. Moore Arts & Crafts, Inc.

By:	/s/ Michael J. Joyce
Name:	Michael J. Joyce
Title:	Chairman of Board of Directors

Date:	July 28, 2011

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